United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 26, 2024		Director of Investor Relations

Vale's Performance 2Q24

July 26th, 2024

Disclaimer

“This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) our ability to deliver decharacterization projects as planned on slides 4 and 5; (ii) our ability to deliver growth projects Vargem Grande, Capanema and Serra Sul 120 as planned on slide 7; (iii) our ability to deliver the Sohar concentration plant as expected on slides 4 and 8 and (iv) our performance expectation at some sites and market conditions on slides 4, 9 and slides 12 to 16.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”

VALE



1. Opening remarks

Progressing on our key levers

Safety Journey	▪ B3/B4 dam eliminated and on track to deliver Dike 1A and 1B ▪ Decharacterization program will be 53% complete by 4Q24
Iron Ore Operational Stability	▪ Solid iron ore production at 81 Mt, with record production for a Q2 at S11D ▪ Iron ore shipments +7% y/y, driven by strong operating performance ▪ C1: seasonally higher in Q2; reaffirming guidance for 2024 at U$ 21.5-23/t
Iron Ore Growth and Quality	▪ Vargem Grande and Capanema are 96% and 83% complete, respectively ▪ Mega Hubs: Sohar concentration plant approved to start-up in 2027
Energy Transition Metals Transformation	▪ Onça Puma, Sossego and Salobo resumed operations; guidances maintained ▪ Nickel all-in costs down 12%, mainly on lower 3rd-party feed purchases ▪ Shaun Usman announced as new Vale Base Metals CEO
ESG Leadership	▪ ESG disclosure: TNFD report published and voluntary ISSB adoption ▪ Mariana: settlement offer under discussion
Stay disciplined	▪ Liability management improved debt maturity ▪ US$ 1.6 billion interest on capital announced ▪ Capex on track to meet ~US$6.5bn guidance for 2024

Dam safety: *14 structures eliminated*


Upstream dam decharacterization program
Complete
Ongoing
53%
14
2
6
8
30
2019-1H24
2H24
2025-27
2029+
Total

B3/B4 dam decharacterization
Concluded in May-24


Before


After[1]

Dike 1A and 1B decharacterization
On track to be concluded in Dec-24


Dike 1A

[1] Revegetation and landscaping activities to be performed, ahead of future use.

Record production at S11D for a Q2


Iron ore production
(Mt)
79
3%
81
2Q23
2Q24


S11D production
(Mt)
19
2%
20
2Q23
2Q24


Iron ore sales
(Mt)
74
7%
80
2Q23
2Q24

Key projects are underway to increase capacity

+50 Mt

2026


+15 Mt


+15 Mt


+20 Mt


Vargem Grande
13%
33%
78%
96%
Dec-22
Jun-23
Dec-23
Jun-24


Capanema
29%
47%
68%
83%
Dec-22
Jun-23
Dec-23
Jun-24


S11D +20Mt1
Crusher
20%
30%
12%
46%
26%
63%
43%
Dec-22
Jun-23
Dec-23
Jun-24

Physical progress

[1] S11D percentages revised after project scope review.

VALE

Mega Hubs: partnership for breakthrough iron ore solution


Sohar, Oman
New concentration plant
Stockyard
Future briquette plant
Pelletizing plant

Partnership for a new iron ore concentration plant in Sohar

- ~12 Mt of high-grade concentrates[1]
- US$ 227 million Vale's share of CAPEX[2]
- Start-up by 2027

- Competitive energy prices
- Utilize idle capacity available in Sohar
- Optimize process flowsheet for future concentration plants

[1] Total plant capacity of 18 Mt of ore processing. [2] Partner will be responsible to build the concentration plant, while Vale CAPEX will connect and adapt the current pelletizing facilities.

Solid copper production in Brazil, while nickel production reflected maintenance strategy; guidances reaffirmed

Copper production
(kt)


Canada
Brazil
79
79
58
6%
61
2Q23
2Q24

Salobo production increased 8% y/y

Salobo 1&2 and Sossego: better performance was offset by Sudbury maintenance

Nickel production
(kt)


-24%
37
28
2Q23
2Q24

Biennial smelter maintenance and Onça Puma ramp-up after furnace rebuild

Sudbury mines + 6% in ore production y/y

Voisey's Bay +41% y/y

VALE

Fostering nature-positive initiatives

Forest agenda to leave a social legacy

Standing Forest

We protect ***11 ha*** for every ***1 ha*** affected by our activities

Bioeconomy in the Amazon

Support inclusive restoration and businesses with socio-environmental impact

Fight extreme poverty

Support to lift 500,000 people out of extreme poverty by 2030

Enhancing disclosure: **TNFD report published**

ISSB voluntary and early adoption

2. Financial Performance



EBITDA: solid performance driven by higher iron ore shipments; paving the way for a stronger 2H

Proforma EBITDA – 2Q24 vs. 2Q23

US$ million


4,269
Proforma EBITDA 2Q23[1]
–178
Higher IO 3rd party purchase costs
Costs and expenses
–130
Maintenance strategy to improve all businesses' performance in 2H24
Maintenance costs
–97
Freight
–20
Prices[2]
232
+ 5.4 Mt iron ore sales
Volume
96
FX effect
–180
Others[3]
3,992
Proforma EBITDA 2Q24[1]

[1]Excluding Brumadinho expenses. 2Q23 EBITDA was restated, including JVs EBITDA (US$ 229 million) and excluding JV's dividends (US$105 million). [2]Including adjustment of provisional pricing. [3]Including JV's EBITDA, one-off items and others.
Note: The expectation for a stronger second half is based on estimated higher production across all business and reduced iron ore C1 costs, aiming to meet the disclosed production and C1 guidances for 2024.

VALE

High-silica products generating attractive returns

Iron ore sales portfolio[1]


%
Estimated
13%
13%
59%
14%
1Q24
13%
17%
59%
11%
2Q24
~12%
~10%
~65%
~13%
2H24
Others
IOCJ+BRBF+PFC1
High-silica
Agglomerates

- **Maximizing value across the product portfolio**
- **EBITDA per ton of ~US$ 20 in Q2 for high-silica products**
- **Premiums in 2H24 to be supported by a higher share of Carajás ores**
- **S11D expansion and concentration plants improving mix in the medium-term**

[1] Including Fines, Pellets, Briquettes and ROM.

Note: estimated iron ore sales portfolio in line with all-in guidance disclosed during Vale Day (Dec 2023), subject to market conditions.

VALE

Seasonally higher iron ore fines C1 in Q2; Solid momentum into the 2H and guidance reaffirmed

Iron ore fines C1 cash cost, ex third-party purchases

US$/t


23.5
1.8
0.4
-0.8
-0.3
0.3
24.9
1Q24
Inventory turnover
Maintenance
FX effect[1]
Higher volumes and mix
Others[2]
2Q24
2H24

2H24 cost drivers

- Higher volumes
- Northern System mix effect
- Lower maintenance activities

Guidance 2024
US$ 21.5–23.0/t

[1] Average exchange rate (BRL/USD) was 5.21 in 2Q24 vs. 4.95 in 1Q24. [2] Including services, personal, energy, diesel and others.

VALE

Copper all-in costs remained below guidance; Nickel all-in dropped 12% y/y despite biennial maintenance

Copper – Breakeven costs[1]

('000 US$/t)

Guidance 2024
US$ 4.0-4.5k/t


+17%
3.1
3.3
3.7
2Q23
1Q24
2Q24

Main effects in 2Q24 (y/y)

- Higher unit costs (+US$ 680/t) mainly due to maintenance activities
- Absence of one-off effects from 2Q23

Nickel – Breakeven costs

('000 US$/t)

Guidance 2024
US$ 14.5-16.0k/t


-12%
17.1
14.8
15.0
2Q23
1Q24
2Q24

Main effects in 2Q24 (y/y)

- Lower 3rd party feed purchase volume and costs
- 2Q23 was impacted by a write-down in inventories
- Higher premiums

[1] EBITDA breakeven ex-Hu'u.

VALE

FCF impacted by working capital, expect reversal in the 2H



Free cash flow – 2Q24
US$ million
Suppliers
Concession contracts
Accounts receivable
3,992
–1,111
–480
–466
Flat q/q and in line with guidance
–1,328
–253
–532
–178
VBM and PTVI proceeds: US$ 2.6 bn
Liability management: US$ 0.6 bn
Buybacks: –US$ 0.1 bn
3,056
2,878
2Q24 Proforma EBITDA
Working capital
Brumadinho & decharacterization expenses[1]
Income tax & REFIS
CAPEX
Associates and JVs EBITDA[2]
Others[3]
Free Cash Flow
Cash management & others[4]
Increase in cash and cash equivalents

[1]Includes US$ 397 million of disbursement of Brumadinho and decharacterization provisioned expenses and US$ 83 million of Brumadinho incurred expenses. [2]Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA. [3]Includes interest on loans, derivatives, leasing, shareholders debentures, payments related to Samarco dam failure and others. [4]Includes US$ 114 million of share buyback, US$ 2,610 million received from VBM partnership and PTVI transaction, new bonds of US$ 1 billion and new loans of US$ 90 million partially offset by debt repayment of US$ 530 million.

VALE



3. Key takeaways

Key takeaways

- Safety and dam management remain key priorities
- Iron ore operations: consistently delivering strong operating performance
- Advancing as the supplier of choice for low-carbon steel
- Solid cost performance in nickel and copper
- Highly committed to disciplined capital allocation

VALE


VALE